UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Chevron Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-00368	94-0890210
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5001 Executive Parkway, Suite 200, San Ramon, CA	94583
(Address of principal executive offices)	(Zip Code)

Mary A. Francis
Corporate Secretary and Chief Governance Officer
(925) 842-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

For the period of January 1, 2023, to December 31, 2023, Chevron Corporation, through a subsidiary (the Corporation together with its subsidiaries, “Chevron”), contracted to be manufactured certain catalysts, and resold to third parties some of those catalysts, containing a “conflict mineral” that is necessary to the catalyst’s functionality, as defined by and within the meaning of Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 and Form SD promulgated thereunder (collectively, the “Conflict Mineral Rules”). These catalysts are used in certain refining processes.

For those catalysts contracted to be manufactured and resold to third parties, Chevron conducted in good faith a reasonable country of origin inquiry regarding the conflict mineral contained in the catalysts. The inquiry was reasonably designed to determine whether the conflict mineral contained in the product originated in the Democratic Republic of the Congo (“DRC”) or any country adjoining the DRC (each, a “Covered Country”) or was from recycled or scrap sources. The suppliers of the catalysts each provided a written representation to Chevron stating that it is such supplier’s policy to obtain conflict minerals from outside of a Covered Country and to require all companies that supply this supplier with conflict minerals to certify that these raw materials originate from outside a Covered Country. Based on this inquiry, Chevron has determined that it has no reason to believe that the conflict mineral contained in such catalysts may have originated in a Covered Country.

In addition, Chevron uses catalysts containing a conflict mineral in the refining process for products sold by Chevron. These catalysts are not intended to be consumed in the refining process and remain part of the refining apparatus; therefore, no traces of a conflict mineral should remain in the products sold by Chevron. Accordingly, we do not believe these products are within the scope of the Conflict Mineral Rules. Nevertheless, we have conducted in good faith a reasonable country of origin inquiry with respect to the conflict minerals contained in the catalysts. The inquiry included requesting and obtaining written representations from each supplier of the product stating that (i) the supplier conducted its own reasonable country of origin inquiry within the meaning of the Conflict Mineral Rules with respect to the conflict minerals included in the product manufactured for Chevron; and (ii) based on that inquiry, the supplier determined that the conflict minerals did not originate in a Covered Country or came from recycled or scrap sources, or that the supplier has no reason to believe that the conflict minerals may have originated in a Covered Country or that the conflict minerals did not come from recycled or scrap sources. In addition, certain suppliers provided other representations to a similar effect. Based on this inquiry, Chevron has determined that it has no reason to believe that the conflict minerals contained in the catalysts may have originated in a Covered Country.

The information in this Form SD is also available at www.chevron.com. The content of Chevron’s website referred to in this Form SD is not intended to be incorporated by reference into or part of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Chevron Corporation
(Registrant)

By:	/s/ Eimear P. Bonner	May 10, 2024
	Eimear P. Bonner	Date
Vice President and Chief Financial Officer